                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25                 SEC FILE NUMBER
                                                              000-25352
                                                              -----------------


                           NOTIFICATION OF LATE FILING


         [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10Q and Form 10-QSB [ ] Form N-SAR
         For Period Ended: September 30, 1998
                           ----------------------------------------------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         --------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

-------------------------------------------------------------------------------
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
PART 1-REGISTRANT INFORMATION

-------------------------------------------------------------------------------
     Full Name of Registrant
     Former Name if Applicable
                               Ampace Corporation
     --------------------------------------------------------------------------
     Address of Principal Executive Office (Street and Number)
                           201 Perimeter Park, Suite A
     --------------------------------------------------------------------------
     City, State and Zip Code   Knoxville, TN 37922
                              -------------------------------------------------

-------------------------------------------------------------------------------
PART II-RULES 12B-25(B) AND (C)

-------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ss. 23,047], the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[N/A] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


-------------------------------------------------------------------------------
PART III-NARRATIVE

-------------------------------------------------------------------------------
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Registrant received a letter from the SEC dated October 28, 1998 which provided certain comments concerning the Company's 10-KSB for the year ended December 31, 1997, and 10-QSB for the quarters ended March 31, 1998 and June 30, 1998. The comment letter requires Registrant to include certain disclosures in its 10-Q for the quarter ended September 30, 1998. Registrant was unable to incorporate all the additional required disclosures as of a date to enable it to file on a timely basis.

PART IV-OTHER INFORMATION

-------------------------------------------------------------------------------
         (1) Name and telephone number of person to contact in regard to this notification

         Matthew S. Heiter                             (901)577-8117
-------------------------------------------------------------------------------
            (Name)                         (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [ ] Yes     [X] No

         The Registrant's 8-K, filed as of February 13, 1998 and amended as of April 14, 1998, does not include financial information with respect to a business the Registrant acquired as required by Item 7 of Form 8-K.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes     [ ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The net loss for the nine months ended September 30, 1997 increased from $0.45 million to approximately $6.2 million for the nine months ended September 30, 1998. This increase was due primarily to losses generated from the operations of the Registrant's two most recent acquisitions, Walker Trucking and Roy Widener Motor Lines, Inc.; the recognition of a $1.4 million restructuring charge; and the inability to hire and retain drivers in the East Tennessee operation. The Registrant expects to continue to incur losses through the remainder of 1998.

                               Ampace Corporation
            ----------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 16, 1998              By /s/ David C. Freeman
     ------------------------          ---------------------------------------
                                    David C. Freeman, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------------------------------------------------------------
                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

-------------------------------------------------------------------------------





                                        3